1. **Nature of Operations**

    Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

    The following is a summary of the significant accounting policies followed by the Company.

    Cash and Cash Equivalents

    For purposes of the statement of cash flows, the Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    Equipment

    Equipment is stated at cost less accumulated depreciation. The Partnership provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	*5 Years*
Computer software	*5 Years*
Furniture	*7 Years*
Leasehold improvements	*15 Years*

Summary of Significant Accounting Policies (Continued)

Equipment (Continued)

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2015.

Revenue Recognition

The Partnership recognizes advisory revenues in accordance with the provisions of the respective agreements.

Fees Receivable

The Partnership carries it fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts. If necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Income Taxes

No provision for federal and state income taxes has been recorded because the Partnership is a single member limited liability company. Accordingly, the individual member reports the Partnership's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Equipment**

Details of property and equipment at December 31, 2015 are as follows:

Furniture & Fixtures	$	53,060
Computer Software		5,347
Computer Equipment		115,541
		173,948
Less: accumulated depreciation		(140,379)
	$	33,569

4. **Uncertain Tax Positions**

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

5. **Concentrations**

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Fees earned from one investment manager accounted for 63% of the Partnership's total fees in 2015 and 100% of the fee receivable were due from this investment manager at December 31, 2015.

6. **Commitments**

The Partnership leases office space under an operating lease with a term that expired April 30th, 2016. Rent expenses amounted to approximately $18,137 for the year ended December 31, 2015. Future minimum rental payments due under the lease are approximately $7,271.

7.   <u>**Net Capital Requirement**</u>

The Partnership as a member of the FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2015, the Partnership's net capital was approximately $57,758, which was approximately $52,758 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1.

8.   <u>**Fair Value**</u>

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

> ### Fair Value (Continued)
>
> Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
>
> Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

9. Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2016. Subsequent events have been evaluated through this date.